Exhibit 99.1

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Interim Financial Statements

June 30, 2016

(Unaudited)

Internet Gold- Golden Lines Ltd.

Condensed Consolidated Interim Financial Statements (unaudited)

2

Internet Gold- Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,595	415	904	619
Restricted cash	658	171	29	155
Investments	1,747	454	2,192	1,774
Trade receivables, net	2,029	528	2,256	2,058
Other receivables	239	62	244	286
Inventory	109	28	96	115

Total current assets	6,377	1,658	5,721	5,007

Long-term trade and other receivables	647	168	656	674
Property, plant and equipment	7,120	1,851	7,345	7,197
Intangible assets	6,859	1,784	*7,419	7,118
Deferred expenses and investments	636	165	537	643
Broadcasting rights	455	118	471	25
Investment in equity-accounted investee	21	6	28	456
Deferred tax assets	1,099	286	*1,194	1,290

Total non-current assets	16,837	4,378	17,650	17,403

Total assets	23,214	6,036	23,371	22,410

*	Reclassified

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

Internet Gold- Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2016	2016	2015	2015
	NIS	US$	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Liabilities
Bank loans and credit and debentures	2,314	602	2,301	2,219
Trade and other payables	1,627	423	1,839	1,717
Related party	208	54	*217	233
Current tax liabilities	698	182	777	705
Provisions	90	23	90	100
Employee benefits	370	96	272	378
Total current liabilities	5,307	1,380	5,496	5,352

Bank loans and debentures	13,511	3,513	13,817	13,215
Employee benefits	239	62	238	240
Other liabilities	252	66	208	227
Provisions	46	12	69	46
Deferred tax liabilities	667	173	805	729
Total non-current liabilities	14,715	3,826	15,137	14,457

Total liabilities	20,022	5,206	20,633	19,809

Equity
Total equity attributable to equity holders
of the Company	379	99	(159)	(93)
Non-controlling interests	2,813	731	2,897	2,694

Total equity	3,192	830	2,738	2,601

Total liabilities and equity	23,214	6,036	23,371	22,410

*	Reclassified

Date of approval of the financial statements: September 23, 2016

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

Internet Gold- Golden Lines Ltd.

Condensed Consolidated Statements of Income

(In millions, except per share data)

		Six months ended June 30,
			Convenience
			translation
			into
			U.S. dollars
			(Note A)
		2016	2016	2015
	Note	NIS	US$	NIS

Revenues	9	5,070	1,318	4,777

Cost and expenses
Depreciation and amortization		1,083	281	1,011
Salaries		1,008	262	938
General and operating expenses	10	1,998	520	1,805
Other operating income, net	11	(7)	(2)	(93)

		4,082	1,061	3,661

Operating income		988	257	1,116

Financing expenses (income)	12
Finance expenses		439	114	560
Finance income		(78)	(21)	(225)

Financing expenses, net		361	93	335

Income after financing expenses, net		627	164	781

Share of income (loss) in equity-accounted investee		(2)	(1)	16

Income before income tax		625	163	797

Income tax		230	60	256

Net income for the period		395	103	541

Income attributable to:
Owners of the company		(18)	(5)	15
Non-controlling interests		413	108	526

Net income for the period		395	103	541

Earnings per share
Net income (loss), basic		(0.93)	(0.24)	0.82
Net income (loss), diluted		(0.93)	(0.24)	0.77

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

Internet Gold- Golden Lines Ltd.

Condensed Consolidated Statements of Comprehensive Income

(In millions)

	Six months ended June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2016	2016	2015
	NIS	US$	NIS

Net income for the period	395	103	541

Items of other comprehensive income (expenses), net of tax	(5)	(1)	33

Total of other comprehensive income for the period	390	102	574

Attributable to:
Owners of the Company	(19)	(5)	25
Non-controlling interests	409	107	549

Total of other comprehensive income for the period	390	102	574

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

Internet Gold- Golden Lines Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except number of shares)

	Attributable to owners of the Company
										Convenience
	Share capital							Non-		translation
	Number of		Share	Treasury	Other	Retained		Controlling	Total	into U.S.
	Shares(1)	Amount	premium	Shares	reserves	earnings	Total	interests	equity	dollars
	NIS 0.1
	par value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

For the six months ended June 30, 2016 (unaudited)

Balance as at January 1, 2016 (audited)	19,203,186	*	658	(169)	(56)	(526)	(93)	2,694	2,601	676
Exercise of options in a subsidiary	-	-	-	-	(1)	-	(1)	5	4	1
Transactions with non- controlling interest, net of tax	-	-	-	-	-	492	492	402	894	232
Dividends to non-controlling interests	-	-	-	-	-	-	-	(697)	(697)	(181)

Other comprehensive loss, net of tax	-	-	-	-	(1)	-	(1)	(4)	(5)	(1)
Net income (loss) for the period	-	-	-	-	-	(18)	(18)	413	395	103
Comprehensive income (loss) for the period	-	-	-	-	(1)	(18)	(19)	409	390	102

Balance as at June 30, 2016 (unaudited)	19,203,186	*	658	(169)	(58)	(52)	379	2,813	3,192	830

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Internet Gold- Golden Lines Ltd.

Condensed Consolidated Statements of Changes in Equity (cont’d)

(In millions except number of shares)

	Attributable to owners of the Company
	Share capital							Non-
	Number of		Share	Treasury	Other	Retained		Controlling	Total
	Shares(1)	Amount	premium	Shares	reserves	earnings	Total	interests	equity
	NIS 0.1
	par value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
For the six months ended
June 30, 2015 (unaudited)

Balance as at January 1, 2015 (audited)	19,203,186	*	658	(169)	(59)	(613)	(183)	2,949	2,766
Exercise of options in a subsidiary	-	-	-	-	1	-	1	3	4
Dividends to non-controlling interests	-	-	-	-	-	-	-	(607)	(607)

Other comprehensive income, net of tax	-	-	-	-	7	-	7	26	33
Net income for the period	-	-	-	-	-	16	16	526	542
Comprehensive income for the period	-	-	-	-	7	16	23	552	575

Balance as at June 30, 2015 (unaudited)	19,203,186	*	658	(169)	(51)	(597)	(159)	2,897	2,738

(1)	Net of treasury shares.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

8

Internet Gold- Golden Lines Ltd.

Condensed Consolidated Statements of Cash Flows

(In millions)

	Six months ended June 30,
		Convenience
		translation
		into
		U.S. dollars
	2016	2016	2015
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income for the period	406	106	587

Adjustments:
Depreciation and amortization	1,083	282	1,011
Profit from consolidation of investee	-	-	(12)
Share in profit of equity accounted investees	2	1	(16)
Finance expenses, net	367	95	375
Capital gains, net	(40)	(10)	(94)
Income tax expenses	230	60	256
Other	-	-	(5)

Change in inventory	5	1	-
Change in trade and other receivables	63	16	145
Change in trade and other payables	(98)	(26)	(195)
Changes in provisions	(9)	(2)	9
Changes in employee benefits	(8)	(2)	1
Changes in broadcasting rights	1	*	(11)
Change in other liabilities	(9)	(2)	-
Net income tax paid	(244)	(64)	(240)

Net cash provided by operating activities	1,749	455	1,811

Cash flows from investing activities

Purchase of property, plant and equipment	(611)	(159)	(665)
Investment in intangible assets and deferred expenses	(121)	(31)	(214)
Proceeds from the sale of property, plant and equipment	98	25	97
Change in investments, net	16	5	1,231
Net deposits to restricted cash	(503)	(131)	36
Proceeds from disposal of investments	-	-	(1)
Obtaining control over investee	-	-	299
Other	5	1	19

Net cash generated from (used in) investing activities	(1,116)	(290)	802

*	Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9

Internet Gold- Golden Lines Ltd.

Condensed Consolidated Statements of Cash Flows (cont’d)

(In millions)

	Six months ended June 30,
		Convenience
		translation
		into
		U.S. dollars
	2016	2016	2015
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities

Repayment of debentures and loans	(1,352)	(352)	(906)

Proceeds from issuance of debentures and loans received	1,823	474	228
Interest paid	(381)	(99)	(410)
Transactions with non-controlling interest	1,035	269	-

Dividends paid by Bezeq to non-controlling interests	(572)	(149)	(585)
Dividend to shareholders	(125)	(32)	(67)
Payments to related party	(58)	(15)	(680)
Others	(27)	(7)	(20)

Net cash generated from (used in) financing activities	343	89	(2,440)

Net increase in cash and cash equivalents	976	254	173

Cash and cash equivalents as at the beginning of the period	619	161	731

Cash and cash equivalents as at the end of the period	1,595	415	904

The accompanying notes are an integral part of these condensed consolidated financial statements.

10

Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

Internet Gold–Golden Lines Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for six months ended June 30, 2016, comprise the Company and its subsidiaries (together referred to as the Group). The Company holds the majority of the outstanding shares of B Communications Ltd. ("B Communications"). The Company is a subsidiary of Eurocom Communications Ltd. (“Eurocom” or “the Parent Company”) and its ultimate parent is Eurocom Holdings (1979) Ltd.

On April 14, 2010, B Communications completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited. (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel-Aviv Stock Exchange “TASE”).

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the TASE.

On February 1, 2016, B Communications sold 115,500,000 shares of Bezeq for NIS 8.5 per share or NIS 982 (4.18% of the outstanding shares of Bezeq). B Communications retained a 26.34% ownership interest in Bezeq following the closing of the transaction, while retaining de facto control over Bezeq. For more information see note 13B to the consolidated financial statements of the Company, as at December 31, 2015 and for the year then ended (the "Annual Financial Statements").

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to the understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at December 31, 2015, and for the year then ended. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with Annual Financial Statements.

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on September 23, 2016.

B.	Use of estimates and judgment

Preparing the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont'd)

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at June 30, 2016, have been presented in dollars, translated at the representative rate of exchange as at June 30, 2016 (NIS 3.846 = US$ 1.00). The dollar amounts presented in these condensed consolidated interim financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

Changes in accounting policy

On January 1, 2016, the Group changed its accounting policy with respect to transactions with non-controlling interests, while retaining control. According to the new accounting policy, the difference between the consideration paid or received for change in non-controlling interests is recognized in retained earnings. The Group believes that this presentation provides more relevant information about its distributable earnings.

This change in accounting policy was applied retrospectively and did not have any impact on earnings per share. The following table summarizes the adjustments to equity reserves upon implementation of the new accounting policy:

	June 30, 2015
			As reported
			in these
	As previously	Effect of	financial
	reported	adjustment	statements
	NIS	NIS	NIS
	(Unaudited)	(Unaudited)	(Unaudited)

Other reserves	(189)	138	(51)

Retained earnings	(459)	(138)	(597)

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities

A.	A detailed description of the Bezeq Group entities appears in Note 12 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Bezeq Group entities since publication of the Annual Financial Statements.

B.	DBS Satellite Services (1998) Ltd. ("DBS")

1)	Business combination with DBS Satellite Services (1998) Ltd. ("DBS") in the prior period

As described in Note 12 to the Annual Financial Statements, Bezeq acquired control of DBS in March 2015.

Accordingly, the Statements of Income and Statement of Cash Flows for the six months ended June 30, 2015 include the operating results of DBS for the three months ended March 31, 2015, using the equity accounting method.

In the financial statements as at June 30, 2015, provisional amounts were included for attribution of excess cost arising from the acquisition. On completion of the acquisition and the preparation of an agreement in principle with the tax authorities for the deductible carryforward losses of DBS, as described in Note 12B4 to the Annual Financial Statements, amounts were adjusted retrospectively as follows:

	March 31, 2015
	As previously	Effect of	As reported in these financial
	reported	adjustment	statements
	(Unaudited)	(Unaudited)	(Unaudited)

Deferred tax asset, net of deferred tax liabilities	830	340	1,170
Goodwill	609	(224)	385
Liability to Eurocom DBS	(101)	(116)	(217)

2)	Further to Note 12 regarding the additional consideration to be paid to Eurocom DBS based on the operating results of DBS in the three year period from the acquisition transaction, in March 2016 Bezeq paid the first of three installments of the additional consideration in the amount of NIS 58 million, based on the operating results of DBS in 2015.

3)	Financial position of DBS

Since the beginning of its operations, DBS has accumulated considerable losses. The loss of DBS in 2015 amounted to NIS 354 million and the loss in the six months ended June 30, 2016, amounted to NIS 185 million. As a result of these losses, as of June 30, 2016, DBS had an equity deficit and a working capital deficit of NIS 5,203 million and NIS 470 million, respectively.

The management of DBS believes that the financial resources at its disposal, which includes the receipt of loans from Bezeq, will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s board of directors.

13

Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Debentures, Loans, and Borrowings

Following the sale of 115,500,000 Bezeq shares in February 2016, under the terms of the indenture (the “Indenture”) for B Communication’s 7⅜% Senior Secured Notes due 2021 (the “Notes”), the NIS 978 of net proceeds from the sale were deposited into a “Lockbox Account”. Under the terms of the Indenture, B Communications was required to make an offer to the holders of the Notes within 365 days of receipt of the proceeds to purchase the maximum principal amount of Notes that may be purchased with such proceeds at a cash offer price equal to at least 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase.

On May 26, 2016 B Communications announced that its wholly-owned subsidiary, B Communications (SP4) LP (”SP4 LP”), had invited holders of the Notes to submit tenders for the purchase of their Notes for cash within a purchase price range between $1.00 to $1.07 per $1.00 nominal amount of Notes. On June 27, 2016, the tender offer expired and the clearing price for the tender offer was $1.07 per $1.00 par value of the Notes. The aggregate par value of the Notes that were tendered and purchased by SP4 LP was approximately $18.6.

On August 10, 2014, B Communication’s Board of Directors approved the buyback of up to $50 of the Notes. On January 20, 2016, B Communications completed its $50 repurchase program and its Board of Directors approved an increase in the program of an additional $50. Through September 23, 2016, B Communications purchased $83 par value of the Notes, including the $18.6 purchased in the tender offer in June.

On April 4, 2016, B Communications completed the private placement of NIS 148 par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 162. The private placement was carried out as an increase to the outstanding Series B Debentures, which were first issued in September 2010 and have identical terms. The net proceeds of the private placement increased B Communication's unrestricted cash.

On April 21, 2016, Bezeq completed the issuance of 714,050,000 debentures of NIS 1 par value each by extension of its Series 9 debentures in accordance with a shelf offering memorandum. The gross consideration received by Bezeq amounted to NIS 769. For information about the terms of the debentures, see Note 13 to the Annual Financial Statements.

Further to the provision of Note 13 to the Annual Financial Statements concerning receipt of undertakings from banks and institutions to provide credit for Bezeq for 2016-2017, credit facilities amounting to NIS 900 were made available to Bezeq, based on the undertakings given by the banks on June 1, 2016. The credit terms are set out in Note 13D to the Annual Financial Statements.

Note 6 - Income Tax

On January 4, 2016, the Knesset plenum approved a bill to amend the income tax ordinance that includes a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. Consequently, in the financial statements for the first quarter of 2016, the Group reduced the deferred tax assets and liabilities and recognized an expense of NIS 27 for deferred tax expenses.

14

Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Contingent Liabilities

As at June 30, 2016, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims are filed against the Group companies (“in this note: “Legal Claims”).

In the opinion of the managements of the Group companies, partially based on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include appropriate provisions of NIS 88, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the management of each of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2016 for claims filed against such Group companies on various matters and which are unlikely to be realized, amounted to NIS 7.6 billion. There is also additional exposure of NIS 2.2 billion for claims, the merits of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the amounts indicated, since the exact amount of the claims are not stated.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

15

Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Contingent Liabilities (cont'd)

For updates subsequent to the reporting date, see section B below.

A.	Below is a description of the contingent liabilities of the Group (including DBS) as at June 30, 2016, classified into groups with similar characteristics:

		Balance of provisions	Amount of additional exposure		Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS		NIS
		Unaudited

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Bezeq employees, some of which have wide ramifications in Bezeq.	9	106		-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	51	5,252		2,267

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of services and/or products.	3	212		1

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	44		3

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,001	*	-

Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	11	14		-

		88	7,629		2,271

*	Total exposure of NIS 2 billion for a claim filed by a shareholder against Bezeq and its officers, in which the plaintiff estimates damages of NIS 1.1 billion or NIS 2 billion.

16

Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Contingent Liabilities (cont'd)

B.	Subsequent customer claims

Subsequent to the reporting date, claims amounting to NIS 367 were filed against Group companies, and 4 claims without a monetary estimate were also filed. At the approval date of the financial statements, the merits of these claims cannot yet be assessed. In addition, claims with exposure of NIS 2.9 billion came to an end.

C.	Subsequent derivative claim

On July 28, 2016, the Company, B Communications and the members of B Communication’s Board of Directors were named as respondents in a purported motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division).

The derivative action seeks, among other things, the payment of damages of NIS 113 (together with interest) and the repayment by the Company of its distributive share of the dividend paid by B Communications in the amount of NIS 73.2 (together with interest), alleging that B Communications unlawfully distributed a portion of the dividend distributed in June 2016. The claim is that out of the NIS 355 distribution, NIS 113 was not derived from the net profits of B Communications and therefore could not be considered “retained earnings” that can be legally distributed in accordance with the Israeli Companies Law. While at this preliminary stage it is too early to definitively assess the claim's merits, B Communication's legal advisor‘s preliminary finding is that the defendants acted legally and that the purported derivative action has no legal merit.

Note 8 - Capital and Capital Reserves

	Authorized	Registered and paid up	Authorized	Registered and paid up
	December 31,	December 31,	June 30,	June 30,
	2015	2015	2016	2016
	Number of shares		Number of shares

Ordinary shares of NIS 0.1 par value each	501,000,000	19,203,186	501,000,000	19,203,186

As of June 30, 2016, 5,862,615 shares have been purchased according to a share buyback program which was authorized by the Company’s Board of Directors.

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Revenues

	Six months ended June 30,
	2016	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Domestic fixed line communications
Fixed line telephony	737	783
Internet - infrastructure	775	770
Transmission and data communication	422	415
Other services	115	113
	2,049	2,081
Cellular
Cellular services and terminal equipment	890	975
Sale of terminal equipment	418	443
	1,308	1,418

International communications, internet services and NEP	737	739

Multi-channel Television	873	439

Others	103	100

	5,070	4,777

Note 10 - General and Operating Expenses

	Six months ended June 30,
	2016	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Terminal equipment and materials	417	431
Interconnectivity and payments to domestic and international operators	423	453
Maintenance of buildings and sites	299	306
Marketing and general expenses	353	293
Services and maintenance by sub-contractors	124	89
Vehicle maintenance expenses	81	76
Content services expenses	301	157
	1,998	1,805

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Other Operating Expenses (Income), net

	Six months ended June 30,
	2016	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Provision for severance pay in early retirement	15	1
Capital gain from sale of property plant and equipment	(40)	(94)
Others	18	-
	(7)	(93)

Note 12 - Financing Expenses (Income)

	Six months ended June 30,
	2016	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Income on bank deposits, investments and others	(11)	(15)
Change in fair value of financial assets measured at fair value through profit or loss	(29)	(106)
Income in respect of credit in sales, net of discount	(22)	(28)
Interest and linkage differences from loans to an associate	-	(26)
Linkage and exchange rate differences	(4)	-
Other finance income	(12)	(50)

Total financing income	(78)	(225)

Interest expenses on financial liabilities	366	373
Linkage and exchange rate differences, net	11	40
Change in fair value of financial assets measured at fair value through profit or loss	12	115
Other financing expenses	50	32

Total financing expenses	439	560

Financing expense, net	361	335

19

Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Financial Instruments

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of the groups’ financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 17.E.1 to the Annual Financial Statements.

	December 31, 2015		June 30, 2016
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS

Bank loans
Unlinked	1,904	2,044	2,774	2,928
Debentures
Issued to the public (CPI linked)	4,891	5,104	4,427	4,756
Issued to the public (unlinked)	1,991	2,119	2,291	2,397
Issued to institutional investors (CPI linked)	1,310	1,314	1,286	1,293
Issued to institutional investors (US$ linked)	2,986	3,258	2,694	2,950
Issued to institutional investors (unlinked)	403	458	403	450
	13,485	14,297	13,875	14,774

(2)	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in exchange traded funds (“ETFs”), monetary funds, marketable securities, and forward contracts on the CPI or foreign currency are described in Note 17.E.2 to the Annual Financial Statements.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	193	-	-	193
Marketable securities	1,011	-	-	1,011
Derivatives not used in hedging
Forward contracts on foreign currencies	-	180	-	180
Forward contracts on CPI	-	(169)	-	(169)
Available-for-sale financial assets
Unmarketable shares	-	-	2	2
Contingent consideration for a business combination	-	-	(233)	(233)

	1,204	11	(231)	984

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 13 - Financial Instruments (cont'd)

(2)	Fair value hierarchy (cont'd)

	June 30, 2016
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	48	-	-	48
Future credit from bank	-	(6)	-	(6)
Marketable securities	834	-	-	834
Derivatives not used in hedging
Forward contracts on foreign currencies	-	163	-	163
Forward contracts on CPI	-	(188)	-	(188)
Contingent consideration for a business combination	-	-	(237)	(237)

	882	(31)	(237)	614

Note 14 - Segment Reporting

A.	Further to Note 12B to the Annual Financial Statements, Bezeq's investment in DBS was presented on the basis of the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Segment Reporting (cont'd)

B.	Operating Segments

	Six-months ended June 30, 2016 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	2,050	1,307	737	872	101	-	5,067
Inter-segment revenues	162	22	35	1	7	(224)	3
Total revenue	2,212	1,329	772	873	108	(224)	5,070
Depreciation and amortization	368	199	68	150	8	290	1,083
Segment results - operating income (loss)	1,076	9	84	134	(17)	(298)	988
Finance income	18	25	3	12	5	15	78
Finance expenses	(224)	(2)	(8)	(330)	(1)	126	(439)
Total finance income (expense), net	(206)	23	(5)	(318)	4	141	(361)
Segment profit (loss) after finance expenses, net	870	32	79	(184)	(13)	(157)	627
Share in loss of equity-accounted investee	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	870	32	79	(184)	(15)	(157)	625
Income tax	216	6	20	1	-	(13)	230
Segment results - net profit (loss)	654	26	59	(185)	(15)	(144)	395

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Segment Reporting (cont'd)

B.	Operating Segments (cont'd)

	Six-months ended June 30, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	2,079	1,418	736	878	100	(440)	4,771
Inter-segment revenues	139	30	48	1	7	(219)	6
Total revenue	2,218	1,448	784	879	107	(659)	4,777
Depreciation and amortization	356	210	65	157	6	217	1,011
Segment results - operating income (loss)	1,209	85	123	129	(4)	(425)	1,116
Finance income	45	31	4	23	9	113	225
Finance expenses	(220)	(3)	(7)	(320)	(1)	(9)	(560)
Total finance income (expense), net	(175)	28	(3)	(297)	8	104	(335)
Segment profit (loss) after finance expenses, net	1,034	113	120	(168)	4	(321)	781
Share in income of equity-accounted investee	-	-	-	-	-	16	16
Segment profit (loss) before income tax	1,034	113	120	(168)	4	(305)	797
Income tax	306	28	31	1	-	(110)	256
Segment results - net profit (loss)	728	85	89	(169)	4	(195)	541

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Segment Reporting (cont'd)

C.	Adjustments for segment reporting of profit or loss

	Six months ended June 30,
	2016	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Profit or loss
Operating income for reporting segments	1,303	1,546
Elimination of expenses from a segment classified as an associate	-	(59)
Financing expenses, net	(361)	(335)
Share in the )loss( income of equity-accounted investees	(2)	16
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(194)	(308)
Loss from operations classified in other categories and other adjustments	(121)	(63)
Consolidated profit before income tax	625	797

Note 15 - Transactions With Interested And Related Parties

On June 30, 2016, the general meeting of Bezeq's shareholders, after approval by Bezeq's compensation committee and Board of Directors, approved extending the engagement between Bezeq and Eurocom Communications Ltd. in an amended agreement to provide Bezeq with ongoing management and consultation services for NIS 6.4 million per year. The term of the agreement is for three years, from June 1, 2016 (the termination date of the current management agreement) to May 31, 2019, unless either of the parties gives three-month prior notice of termination of the agreement.

Note 16 - Dividends From Subsidiaries

A.	On March 16, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 776. On May 3, 2016, Bezeq's shareholders approved the dividend distribution and on May 30, 2016, B Communications received its share of the dividend distribution in the amount of NIS 204.

B.	On August 3, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 665. On August 30, 2016, Bezeq's shareholders approved the dividend distribution. The dividend will be payable on October 6, 2016.

C.	On May 25, 2016, B Communications’ board of directors declared a cash dividend of NIS 355. On June 29, 2016, the Company received its share of the dividend distribution in the amount of NIS 230.

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Internet Gold- Golden Lines Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts are in millions except where otherwise stated)

Note 17 – Subsequent Events

A.	On September 15, 2016, Bezeq signed an assessment agreement with the Israeli Tax Authority (the “Assessment Agreement”) thereby ending the disputes involving the tax assessor’s arguments concerning financing income from the shareholder loans and concerning the rights and shareholdings which Bezeq purchased (as described in the Transaction Report) in D.B.S. Satellite Services (1998) Ltd. (hereinafter, “D.B.S” and the “Tax Issue”) and regarding D.B.S.’s assertions that its entire losses, as recorded in its statements, should be tax deductible. In addition, a taxation decision was reached in the Agreement which includes the Tax Authority’s preliminary approval of D.B.S.’s merger into and with Bezeq, in accordance with section 103B of the Income Tax Ordinance (the “Approval”). The primary points of the Assessment Agreement are as follows: 1. Bezeq is to pay tax amounting to approximately NIS 462; 2. D.B.S.’s aggregate losses are to total approximately NIS 5.26 billion as a final assessment as of December 31, 2013. An additional loss will be added to such amount, with respect to the Tax Issue up to June 2015, in the amount of NIS 315 (a total of NIS 223 for 2014 and NIS 91 for 2015); Concurrently, the Tax Authority granted the Approval for tax purposes for D.B.S.’s merger with and into Bezeq, in accordance with section 103B of the Income Tax Ordinance.

As part of the terms of the agreement pursuant to which Bezeq purchased Eurocom’s shareholdings (50.2%) in D.B.S. (the “Purchase Agreement”), a term was determined for payment of a contingent consideration component which is, among other conditions, the reaching of a final decision regarding the taxation of D.B.S.’s losses. Following the execution of the Assessment Agreement and the Taxation Decision, the audit committee of Bezeq will discuss whether the term is satisfied and the amount for payment in accordance with the terms of the Purchase Agreement.

The Assessment Agreement and the Taxation Decision will not impact Bezeq’s financial results since, as stated in the financial statements as of December 31, 2015, the effect is included in the financial statements as of such date due to the fact that an agreement in-principle was reached with the tax assessor.

B.	On September 1, 2016, Spacecom Ltd. reported that, to its knowledge, during fueling of the rocket launching pad of satellite Amos-6, there was an explosion of the missile which caused the complete loss of the satellite. DBS' broadcasts continue as usual as these are transmitted through satellites Amos 2 and Amos 3 (and this includes the space segments transferred from Amos 2 to Amos 3). It is possible that in the future, as a result of not finding an alternative, this loss of Amos 6 will require the removal of a limited number of low-watched channels from DBS broadcast. DBS is examining vis-à-vis Spacecom the option of receiving additional space segments (other than those already secured to it in a regular case of a failure of satellite Amos 6) in a way that would avoid the need for removal of those limited number of low-watched channels. DBS is also studying the other implications arising from the loss.

C.	On September 19, 2016, B Communications reported the Results of a Public Offering of Series C, non-convertible debentures. In total, B Communications allotted, according to the results of the Bidding, 1,882,265 Units for a total nominal value of NIS 1,882,265,000 which also reflects the gross proceeds of the issuance. The annual interest rate borne by Bonds (Series C), as set forth in the Bidding, is 3.6%. the consideration for the issuance will be applied for purpose of performing a full and early redemption of the USD bonds 144A, which were issued by B Communications (the “International Bonds”), and of the entire debt owed to the hedging entities with which B Communications entered into engagements in connection with the issuance of the bonds ( the “Hedging Entities”), and for the removal of all the liens and collaterals created in order to secure the International Bonds and to secure the Hedging Entities, including the lien on the shares of Bezeq.

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